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                             May 4, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 9 to
Draft Registration Statement on Form F-1
                                                            Submitted April 28,
2023
                                                            CIK No. 0001923780

       Dear Lin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Confidential Draft Registration Statement on Form F-1 submitted April 28,
       2023

       General

   1. Please refer to your disclosure regarding the "Trial Measures." Clarify where you are in the process of
beginning/completing the review, including whether you have submitted information required by
those measures.
               You may contact Beverly Singleton at (202) 551-3328 or Martin James at (202) 551-
       3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at (202) 551-8631 or Geoff Kruczek at
(202) 551-3641 with
       any other questions.
 Lin Li
Northann Corp.
May 4, 2023
Page 2



                              Sincerely,
FirstName LastNameLin Li
                              Division of Corporation Finance
Comapany NameNorthann Corp.
                              Office of Manufacturing
May 4, 2023 Page 2
cc:       Jason Ye
FirstName LastName